UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

No. 1 Building, 5 Bailiantan Road

Yuhang District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

I. Independent Director Replacement

On September 27, 2023, Mr. Xiaoliang Liang resigned as Independent Director, Chair of the Nominating and Corporate Governance Committee and all other committee positions of the board of directors of Roan Holdings Group Co, Ltd. (the “Company”) due to personal reasons, effective September 27, 2023. Mr. Liang’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s board of directors (the “Board”).

The Company’s Nominating and Corporate Governance Committee recommended Mr. Michael Fowler, age 63, to serve as Independent Director and Chair of the Nominating and Corporate Governance Committee of the Board, and the Board approved Mr. Fowler’s election on September 27, 2023. Mr. Fowler has decades of experience in international relations and cross-border business transactions, with education from the United States Military Academy at West Point, the University of Hawaii, and the Sophia University Graduate School. Mr. Fowler has extensive experience with small to medium-sized enterprises operating in the Asian market and has been involved in a wide variety of industry groups, including his role as Executive Director of the World Trade Center Tacoma.

In accordance with the terms of Mr. Fowler’s employment agreement with the Company entered into on September 27, 2023, Mr. Fowler will receive an annual base salary of USD $25,000, USD $15,000 of which will be paid in cash and USD $10,000 of which will be paid through the issuance of the Company’s ordinary shares. The employment agreement terminates if (i) Mr. Fowler is removed from the Board in accordance with the Company’s charter documents and applicable law; (ii) Mr. Fowler resigns from the Board upon written notice to the Board; (iii) the Company terminates the employment agreement if certain requirements are not satisfied; or (iv) Mr. Fowler is not re-elected to the Board at the Company’s annual shareholder meeting.

There are no family relationships between Mr. Fowler and any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Fowler disclosable under Item 404 of Regulation S-K.

Exhibit Index

Exhibit	Description

10.1	Independent Directors Agreement for Mr. Michael Fowler

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: October 10, 2023	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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